UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

On February 26, 2013, Prime Acquisition Corp. (the “Company” or “Prime”) filed proxy solicitation materials in connection with seeking shareholder approval of an extension of the time Prime has to complete a business combination beyond March 30, 2013. In connection with such extension, Prime is conducting a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when the extension is approved. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares are being made pursuant to a tender offer statement on Schedule TO and other offer documents that Prime has filed with the Securities and Exchange Commission (the “SEC”). The extension tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the extension tender offer. These materials are being sent free of charge to all security holders of Prime. In addition, all of these materials (and all other materials filed by Prime with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the proxy solicitation materials, extension tender offer documents and the other relevant materials before making any investment decision with respect to the extension and the extension tender offer because they contain important information about the extension and the extension tender offer.

Other Events.

On March 18, 2013, the Prime issued a press release providing additional information on the proposed business combination with bhn S.r.l. The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Exhibits

Exhibit No.	Description
99.1	Prime Acquisition Corp. Press Release, dated March 18, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 18, 2013	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
		Name:	Diana Chia-Huei Liu
		Title:	Chief Executive Officer